FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad)—Shareholder ANSES – Request of information about the agenda.

Buenos Aires, March 19, 2018

Securities and Exchange Commission

RE:	Relevant Information

General and Special Shareholders meeting to be held on April 10, 2018

Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad)—Shareholder ANSES – Request of information about the agenda.

BBVA Banco Francés S.A hereby informs that the Argentine Sovereign Pension Reserve Fund of the Argentine Pension System (Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino) – Shareholder ANSES—has presented a note requesting documents and information on the proposals to be considered in the following Shareholder’s Meeting to be held on April 10, 2018.

BBVA Frances will release the requested information for the known of all the shareholders as soon as possible.

Sincerely

Córdoba 111, piso 31 (C1054AAA) Buenos Aires, Argentina

IGJ 18-09-14 N° 17995 L° 70 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 19, 2018	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer